TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges and Preferred Stock Dividends for the
Six Months Ended August 3, 2002 and August 4, 2001
and for the Five Years Ended February 2, 2002

(Millions of Dollars)

	Six Months Ended		Fiscal Year Ended

	Aug. 3, 2002	Aug. 4, 2001	Feb. 2, 2002	Feb. 3, 2001	Jan. 29, 2000	Jan. 30, 1999	Jan. 31, 1998

Ratio of Earnings to Fixed Charges:
Earnings:
Consolidated net earnings	$689	$525	$1,368	$1,264	$1,144	$935	$751
Income taxes	426	323	839	789	725	577	490

Total earnings	1,115	848	2,207	2,053	1,869	1,512	1,241

Fixed charges:
Interest expense	301	244	519	467	482	465	522
Interest portion of rental expense	32	36	68	77	69	63	59

Total fixed charges	333	280	587	544	551	528	581

Less:
Capitalized interest	(7)	(22)	(33)	(31)	(16)	(16)	(16)

Fixed charges in earnings	326	258	554	513	535	512	565

Earnings available for fixed charges	$1,441	$1,106	$2,761	$2,566	$2,404	$2,024	$1,806

Ratio of earnings to fixed charges	4.33	3.95	4.70	4.71	4.36	3.83	3.11

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total fixed charges, as above	$333	$280	$587	$544	$551	$528	$581
Dividends on preferred stock (pre-tax basis)	—	—	—	—	29	32	35

Total fixed charges and preferred stock dividends	333	280	587	544	580	560	616

Earnings available for fixed charges and preferred stock dividends	$1,441	$1,106	$2,761	$2,566	$2,404	$2,024	$1,806

Ratio of earnings before extraordinary items to fixed charges and preferred stock dividends	4.33	3.95	4.70	4.71	4.15	3.61	2.93